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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Evans, Douglas , G.		Kensey Nash Corporation (KNSY)
	55 East Uwchlan Ave.	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			04/22/2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Exton, PA 19341 (City) (State) (Zip)		☒	Director	☐	10% Owner		☐ Form filed by One Reporting Person
			☒	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)
				COO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/21/03				M(1)			20,000	A	$8.00				D

	Common Stock		4/21/03				S(1)			20,000	D	$22.00				D

	Common Stock													54,000		I		By Trust (2)

	Common Stock													350		I		By Child (3)

	Common Stock													350		I		By Child (3)

	Common Stock													350		I		By Child (3)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Options (rights to buy)		$8.00		4/21/03				M				20,000

	Employee Stock Options (rights to buy)

	Employee Stock Options(rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

	Employee Stock Options (rights to buy)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned - Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	4/26/99	4/26/05		Common Stock	10,000		$8.00		10,000		D

	5/9/99	5/9/05		Common Stock	100,000		$8.75		100,000		D

	6/30/99	6/30/06		Common Stock	30,000		$13.375		30,000		D

	7/23/00	7/23/07		Common Stock	30,000		$11.75		30,000		D

	7/1/01	8/28/08		Common Stock	15,000		$7.625		15,000		D

	(4)	4/9/09		Common Stock	170,000		$8.75		170,000		D

	(5)	8/16/10		Common Stock	75,000		$13.13		75,000		D

	(6)	6/5/11		Common Stock	133,200		$14.51		133,200		D

	(7)	7/10/12		Common Stock	45,000		$14.58		45,000		D

Explanation of Responses:

(1)The sales reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person in April 2002.
(2)Shares held by Douglas G. Evans Revocable Trust, of which the Reporting Person is Trustee, for the benefit of Reporting Person and his spouse.
(3)Shares acquired by minor child of Reporting Person living in the same household as the Reporting Person.
(4)Subject to certain restrictions and to strike price restrictions not to exceed seven years, options to buy 170,000 shares were vested as of April 9, 2002.
(5)Subject to certain restrictions, options to buy 58,333 shares were vested on July 1, 2002 and the remaining 16,667 shares will vest on July 1, 2003.
(6)Subject to certain restrictions, options to buy 80,000 shares vested on December 5, 2001, options to buy 17,734 shares vested on June 5, 2002 and the remaining 35,466 shares will vest in two equal annual installments starting on June 5, 2003.
(7)Subject to certain restrictions, options to buy 45,000 shares will vest in three equal annual installments starting on July 1, 2003.

/s/Douglas G. Evans, P.E.	4/22/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Designated Filer: Douglas Evans
Issuer and Ticket Symbol: Kensey Nash Corporation ("KNSY")
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Name:	(entity) Douglas G. Evans Revocable Trust
Address:	55 East Uwchlan Ave. Exton, PA 19341

Ownership Form and Nature of Indirect Ownership:	Indirect, By Trust

By: /s/ Douglas G. Evans, P.E.
Douglas G. Evans, Trustee